P.E.
3/1/02

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Registration Number 333-83166

For the month of March 2002

Grohe Holding GmbH
Hauptstrasse 137, 58675 Hemer, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F☒ Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐ No☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grohe Holding GmbH
(Registrant)

March, 15, 2002

By: ______________________
Name: Peter Körfer-Schün
Title: Chief Executive Officer

March 15, 2002

By: ______________________
Name: Heiner Henke
Title: Principle Accounting Officer

PRESS RELEASE

March 15, 2002

Responsibilities for brand and innovation pooled in a single organizational unit

Reshuffle of the GROHE Managing Board

Hemer. Friedrich Grohe AG & Co. KG, Hemer, has announced a Board reshuffle involving new appointments and changed responsibilities. With effect from April 1, 2002, Stephan M. Heck will assume responsibility for the newly structured Sales/Marketing unit. He will be in charge of all six global sales regions, i.e. Germany and Central Europe, Eastern and Northern Europe, Southern Europe, North America, Middle East and Far East. Previously to his appointment to the Board, Mr Heck served as the sales director in charge of GROHE's non-German markets in Europe.

"This appointment goes hand in hand with some major changes on the Managing Board which will not only ensure maximum transparency of the individual responsibilities but also enable us to pool related tasks such as brand positioning and product development," said Managing Board Chairman Peter Körfer-Schün. The management reshuffle also entails the creation of a new organizational unit entitled "Brand and Innovation", which will be headed by the Chairman. The new unit pools the strategic product units -

GROHE*ART*, GROHE*TEC*, GROHE*DAL*, showers and shower systems - as well as kitchen fittings, including the Design Centre and R&D. "This form of organization will enable an optimal information exchange. Moreover, it will accelerate the innovation processes so that the time-to-market for new products will be reduced even further. This means that the company is optimally positioned to meet future market requirements," said Peter Körfer-Schün.

Responsibility for Technology will rest with Board member Detlef Spigiel, who is in charge of all production facilities. In his capacity as Director of Human Resources and Social Matters, he will also continue to act as Director of Labour Relations.

Michael Grimm will join the Managing Board with effect from May 1, 2002. He will be in charge of Finance, Controlling and Affiliated Companies.

Former Board member Dr. Rainer S. Simon will assume the position of Managing Board Chairman of the Sanitec Group, Helsinki, with effect from April 1, 2002.